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                                                               EXHIBIT 99(a)(10)


          MVII, LLC COMPLETES TENDER OFFER FOR SHARES OF DSI TOYS, INC.

     SAN LUIS OBISPO, CA, May 26, 1999 - MVII, LLC, a California limited liability company controlled by E. Thomas Martin, announced today that it has accepted 1,600,000 shares of Common Stock of DSI Toys, Inc. (NASDAQ:DSIT) for payment in connection with its $4.38 per share cash tender offer. This represents approximately 24% of the total outstanding DSI shares.

     The tender offer expired at 5:00 p.m., New York City time, yesterday. At that time, 4,969,627 shares had been tendered or guaranteed, resulting in a preliminary proration factor of 32.20%. The final proration factor will be determined by the depositary, American Stock Transfer & Trust Company, within a few days.

     As previously announced, the tender offer was commenced pursuant to the Stock Purchase and Sale Agreement dated April 15, 1999, between MVII and DSI. Under the terms of the Stock Purchase and Sale Agreement, simultaneously with the closing of the tender offer, MVII will purchase from DSI an additional $3.8 million of DSI Common Stock. MVII made an initial purchase of $1.2 million of DSI Common Stock upon execution of the Stock Purchase and Sale Agreement on April 15, 1999. After consummation of the tender offer and the additional $3.8 million investment in DSI Common Stock, MVII will own more than 47% of DSI's outstanding shares and will be entitled to nominate four of the six members of the DSI Board.

For more information, contact:

Tom Martin
MVII, LLC
654 Osos Street
San Luis Obispo, CA 93401
(805) 545-7900